      As filed with the Securities and Exchange Commission on April 7, 2004

                                                    1933 Act File No. 333-114011
                                                     1940 Act File No. 811-03763

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact name of Trust:  CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 174

B.   Name of Depositor:    CLAYMORE SECURITIES, INC.

C.   Complete address of Depositor's principal executive offices:

                 210 North Hale Street
                 Wheaton, Illinois  60187

D.   Name and complete address of agents for service:

     CLAYMORE SECURITIES, INC.
     Attention:  Nicholas Dalmaso, Esq.
     Senior Managing Director and General Counsel
     210 North Hale Street
     Wheaton, Illinois  60187

     CHAPMAN AND CUTLER LLP
     Attention:  Eric F. Fess, Esq.
     111 West Monroe Street
     Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

/ /  immediately upon filing pursuant to paragraph (b)

/ /  on (date) pursuant to paragraph (b)

/ /  60 days after filing pursuant to paragraph (a)

/ /  on (date) pursuant to paragraph (a) of rule 485 or 486

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/X/  Check box if it is proposed that this filing will become effective on


     April 7, 2004 at 10:00 A.M. Eastern Time pursuant to Rule 487.

               CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 174

                       S&P 100 INDEX PORTFOLIO, SERIES 11



[CLAYMORE LOGO]



                      PROSPECTUS PART A DATED APRIL 7, 2004



         A PORTFOLIO OF THE STOCKS IN THE STANDARD & POOR'S 100 INDEX(R)
                          SEEKING CAPITAL APPRECIATION.


The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.
            Any representation to the contrary is a criminal offense.

INVESTMENT SUMMARY

                                    OVERVIEW


   Claymore Securities Defined Portfolios, Series 174 is a unit investment trust that consists of the S&P 100 Index Portfolio, Series 11 (the "TRUST"). The trust contains the common stocks of in the Standard & Poor's 100 Index(R) (the "S&P 100 INDEX") one business day prior to the initial date of deposit (the "INCEPTION DATE"). Claymore Securities, Inc. ("CLAYMORE" or the "SPONSOR") serves as the sponsor of the trust.


   The trust is scheduled to terminate in approximately six years.

                              INVESTMENT OBJECTIVE

   The trust seeks to provide investment results that correspond to the total return of the stocks in the S&P 100 Index over its life. Total return includes any increase or decrease in the value of stocks plus any dividend income.

                          PRINCIPAL INVESTMENT STRATEGY

   The trust seeks to replicate the S&P 100 Index by holding all, or a representative sample, of the stocks that comprise the index. The index includes stocks of 100 major, blue chip companies across diverse industry groups. Under normal market conditions, the performance correlation between the portfolio and the index will be between 97% and 99%. The sponsor may adjust the portfolio stocks periodically to match any changes in the index. The portfolio will include at least 95% of the stocks in the index. In an effort to lower trust expenses, the sponsor may initially deposit an equal number shares of each stock in the portfolio. Within 30 days the sponsor will align the portfolio with the index composition as it creates additional units. The sponsor will then maintain the portfolio as described above.

   "STANDARD & POOR'S(R)", "S&P(R)", "S&P 100(R)" AND "STANDARD & POOR'S 100 INDEX(R)" ARE TRADEMARKS OF THE McGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY CLAYMORE SECURITIES, INC. THE TRUST IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S AND STANDARD & POOR'S MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE TRUST.

   See "Investment Policies" in Part B of the prospectus for more information.

                               SECURITY SELECTION

   The sponsor will seek to create an initial portfolio that substantially replicates the S&P 100 Index (the "INDEX"); however, this initial deposit into the trust may consist of an equal number of shares of each of the stocks which comprise the Index. In either case, during the first 30 days of the trust's life, the sponsor intends to create and maintain the trust that duplicates, to the extent practicable, the weightings of stocks that comprise the Index. The sponsor anticipates that within the initial 30-day adjustment period, the trust portfolio will comprise the stocks in the Index in substantially the same weightings as in such Index. Of course, there is no guarantee that this will occur during the first 30 days of the trust's life. In connection with any deposit of securities, purchase and sale transactions will be effected in accordance with computer program output showing which securities are under- or over-represented in the trust portfolio. Precise duplication of the relationship among the securities in the Index may not be achieved because it may be economically impracticable or impossible to acquire very small numbers of shares of certain stocks and because of other procedural policies of the trust, but correlation between the performance of the Index and the related trust portfolio is expected to be between 97% and 99% over the term of the trust.

   By investing a substantially all of the stocks, in substantially the same proportions, which comprise the Index, the trust seeks to produce investment results that generally correspond to the price and yield performance of the securities represented by the index over the term of the trust. Due to various factors discussed below, there can be no assurance that this objective will be met. An investment in units should be made with an understanding that the trust includes payments of sales fees and expenses which may not be considered in public statements of the total return of the Index.

                                THE S&P 100 INDEX


   The S&P 100 Index is a capitalization-weighted index based on 100 highly capitalized stocks for which options are listed on the Chicago Board Options Exchange. As of April 6, 2004, the companies in the S&P 100 Index were listed on the following stock exchanges in the amounts indicated: New York Stock Exchange (93%) and Nasdaq National Market System (7%). At present, the mean market capitalization of the companies in the S&P 100 Index is approximately $5.8 billion with a total market value of $5.8 trillion. The weightings of stocks in the S&P 100 Index are primarily based on each stock's relative total market value; that is, its market price per share times the number of shares outstanding. In addition to market value, the general guidelines for holding stocks to S&P indices include the following:


   - INDUSTRY GROUP CLASSIFICATION: Companies selected for the S&P indices represent a broad range of industry segments within the U.S. economy.

   - CAPITALIZATION: Ownership of a company's outstanding common shares is carefully analyzed in order to screen out closely-held companies.

   - TRADING ACTIVITY: The trading volume of a company's stock is analyzed on a daily, monthly, and annual basis to ensure ample liquidity and efficient share pricing.

   - FUNDAMENTAL ANALYSIS: Both the financial and operating condition of a company are rigorously analyzed. The goal is to add companies to the indices that are relatively stable and will keep turnover low.

   - EMERGING INDUSTRIES: Companies in emerging industries and/or new industry groups (industry groups currently not represented in the indices) are candidates as long as they meet the guidelines listed above. Stocks are generally selected for the trust in the order of their weightings in the S&P 100 Index, beginning with the heaviest-weighted stocks.

   Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"), has established procedures for, and controls over, substitution of stocks in the Index. It may make changes in the stocks and the eligibility criteria periodically. The general guidelines for removing stock from S&P indices include the following:

   - MERGER, ACQUISITION, LEVERAGED BUYOUT: A company is removed from the indices as close as possible to the actual transaction date.

   - BANKRUPTCY: A company is removed from the indices immediately after Chapter 11 filing or as soon as an alternative recapitalization plan that changes the company's debt/equity mix is approved by shareholders.

   - RESTRUCTURING: Each company's restructuring plan is analyzed in depth. The restructured company as well as any spin-offs are reviewed for Index or exclusion.

   - LACK OF REPRESENTATION: A company can be removed from the indices because it no longer meets current criteria for inclusion and/or is no longer representative of its industry group.

                                  FUTURE TRUSTS

   The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately one year after the trust's Inception Date and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

                            PORTFOLIO DIVERSIFICATION
                           (AS OF THE INCEPTION DATE)


SECTOR                                                                    TOTAL %
------                                                                    -------
Financials                                                                21.127%
Information Technology                                                    18.184
Consumer Staples                                                          15.242
Health Care                                                               13.071
Industrials                                                               10.818
Consumer Discretionary                                                     7.853
Energy                                                                     5.763
Telecommunication Services 3.898
Materials                                                                  2.558
Utilities                                                                  1.486
                                                                       ---------
Total                                                                    100.000%
                                                                       =========


                                 PRINCIPAL RISKS

   As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

   - STOCK PRICES CAN BE VOLATILE. The value of your investment may fall over time.

   - THE SPONSOR DOES NOT ACTIVELY MANAGE THE PORTFOLIO. The trust will seek to replicate the S&P 100 Index even if the index performance declines.

   - The performance of the trust may not sufficiently correspond with the performance of the index. This is due to a variety of factors that include:

      --the impracticability of owning each of the securities in the index with the exact weightings at any given time;


      --the possibility of tracking errors;


      --the time that elapses between a change in the index and a change in the trust; and

      --sales charges and expenses.

   See "Risk Factors" in Part B of the prospectus and "Investment Risks" in Part A of the prospectus for additional information.


                                WHO SHOULD INVEST

   You should consider this investment if:

   -  You want to own stocks in the S&P 100 Index in a single investment.

   - You want the potential to increase the value of your money over the long-term.

   - The trust is part of a longer-term investment strategy that includes the investment in subsequent portfolios, if available.

   - The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

   You should not consider this investment if:

   -  You are uncomfortable with the trust's strategy.

   -  You are uncomfortable with the risks of unmanaged investment in stocks.

   -  You want current income, capital preservation or a short term investment.

                              ESSENTIAL INFORMATION
                           (AS OF THE INCEPTION DATE)


INCEPTION DATE                                                     April 7, 2004


UNIT PRICE                                                                $10.00


TERMINATION DATE                                                   April 7, 2010

DISTRIBUTION DATE                                   25th day of January and July
                                                   (commencing January 25, 2005)

RECORD DATE                                         15th day of January and July
                                                   (commencing January 14, 2005)


CUSIP NUMBERS


CASH DISTRIBUTIONS (ALL ACCOUNTS)                                      18384Q399


REINVESTED DISTRIBUTIONS

Standard Accounts                                                      18384Q407
Fee Account                                                            18384Q415

TICKER                                                                    CSPLEX


MINIMUM INVESTMENT
Standard accounts                                               $1,000/100 units

Retirement accounts and
custodial accounts for minors                                      $250/25 units

                                FEES AND EXPENSES

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                                  PERCENTAGE         AMOUNT
                                                  OF PUBLIC        PER $1,000
INVESTOR FEES                                   OFFERING PRICE     INVESTED(4)
-------------                                   --------------     -----------
INITIAL SALES FEE PAID ON PURCHASE(1)                     1.00%  $         10.00

DEFERRED SALES FEE(2)                                     3.45             34.50

CREATION AND DEVELOPMENT FEE(3)                           0.50              5.00
                                               ---------------   ---------------

MAXIMUM SALES FEES
(including creation and development fee)                  4.95%  $         49.50
                                               ===============   ===============

ESTIMATED ORGANIZATION COSTS
(amount per 100 units paid by trust at end
of initial offering period or after six
months, at the discretion of the sponsor)      $          5.00
                                               ===============



                                                 APPROXIMATE         AMOUNT
ANNUAL FUND                                      % OF PUBLIC           PER
OPERATING EXPENSES                            OFFERING PRICE(4)     100 UNITS
------------------                            -----------------     ---------
Trustee's fee                                           0.0950%  $         0.950

Sponsor's supervisory fee                               0.0300             0.300

Evaluator's fee                                         0.0350             0.350

Bookkeeping and administrative fee                      0.0350             0.350

Estimated other trust operating expenses(5)             0.1445             1.445
                                               ---------------   ---------------

Total                                                   0.3395%  $         3.395
                                               ===============   ===============


(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D FEE") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.


(2) The deferred sales fee is fixed at $0.345 per unit and is deducted in monthly installments of $0.115 per unit on the last business day of each month from January, 2005 through March, 2005. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time.


(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be four months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50%; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50%.

(4) Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.

(5) Other operating expenses include a licensing fee paid to S&P for use of trademarks, tradenames or other intellectual property rights but do not include brokerage cost and other transactional fees.

                                     EXAMPLE

   This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year, the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


   1 year                                                        $           579
   3 years                                                                   648
   5 years                                                                   719
   10 years                                                                1,373


   These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees or transaction fees that broker-dealers may charge for processing redemption requests.

   See "Expenses of the Trust" in Part B of the prospectus for additional information.

                      ESTIMATED ANNUAL INCOME DISTRIBUTIONS


   The portfolio's estimated annual income distributions are $0.134 per unit for the first year. The amount of distributions may increase or decrease as securities in the portfolio mature, are called or are sold, as the dividends received change or as fees and expenses increase or decrease.

Estimated distributions assume that all of the securities and expected dividends are delivered to the portfolio. These figures are estimates as of the business day prior to the Inception Date; actual payments may vary.

   See "Expenses of the Trust" in Part B of the prospectus for additional information.

                    THE S&P 100 INDEX HISTORICAL PERFORMANCE

   This table shows historical data for the Index (not this trust or any previous series). This information is not meant to indicate your future return. Your investment return will differ from the past returns of the Index. Returns have fluctuated significantly in the past and have not always been positive.


                                                         CHANGE IN
                                       YEAR-END            INDEX
              YEAR-END               INDEX VALUE*         FOR YEAR
              --------               ------------         --------
                1987                    119.13                --
                1988                    131.93             10.74%
                1989                    164.68             24.82%
                1990                    155.22            - 5.74%
                1991                    192.78             24.20%
                1992                    198.32              2.87%
                1993                    214.73              8.27%
                1994                    214.32            - 0.19%
                1995                    292.96             36.69%
                1996                    359.99             22.80%
                1997                    459.94             27.76%
                1998                    604.03             31.33%
                1999                    792.83             31.26%
                2000                    686.45           - 13.42%
                2001                    584.28           - 14.88%
                2002                    444.75           - 23.88%
                2003                    550.78             23.84%
           through 3/31/04              551.13              0.06%


* The table above does not reflect the sales fee or expenses you pay on your units. It also does not reflect the effect of taxes. As with any index portfolio, your return may differ from that of the actual index. For example, this could happen because the trust may not be fully invested at all times, the trust will bear brokerage commissions in buying and selling stocks, and the weightings of stocks in the trust may not replicate their weightings in the index at all times. Source: Standard & Poor's. The index was developed with a base value of 50 as of January 2, 1976. As of November 24, 1997, the index split 2-for-1.

   When reviewing any historical performance information, you should keep in mind that past performance cannot guarantee future results. Many stocks, especially those issued by technology companies, exhibited above-average price appreciation and extreme volatility in recent years during a period of a generally rising stock market. No one can assure you that this will continue or that the performance of stocks will replicate the performance exhibited in the past.

   The information in the prospectus has been taken from publicly available sources provided by S&P. The sponsor believes this information to be accurate as of the date of this prospectus but has not independently reviewed the accuracy of this information. The manner in which the Index level is calculated, index eligibility criteria, the annual ranking review and the process for rebalancing the Index may change in the future. These factors are solely within the control of S&P and may change without consideration of or notice to the trust or the sponsor.

UNDERSTANDING YOUR INVESTMENT

                                HOW TO BUY UNITS


   You can buy units of your trust on any business day by contacting your financial professional. Public offering prices of units are available daily on the Internet at www.claymoresecurities.com.


The unit price includes:

   -  the value of the stocks,

   -  the initial sales fee, and

   -  cash and other net assets in the portfolio.

   We often refer to the purchase price of units as the "OFFER PRICE" or the "PUBLIC OFFERING PRICE." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

   VALUE OF THE STOCKS. The sponsor serves as the evaluator of the trust (the "EVALUATOR"). We determine the value of the stocks as of the close of the New York Stock Exchange on each day that the exchange is open (the "EVALUATION TIME").

   PRICING THE STOCKS. We generally determine the value of stocks using the last sale price for stocks traded on a national or foreign securities exchange or the Nasdaq Stock Market. In some cases we will price a stock based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a stock is not principally traded on a national or foreign securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate.


   The sponsor determined the initial prices of the stocks shown in "Trust Portfolio" for your trust in this prospectus. The sponsor determined these initial prices as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.


   ORGANIZATION COSTS. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees and the initial fees and expenses of the trustee. Your trust will sell stocks to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor.


   TRANSACTIONAL SALES FEE. You pay a fee when you buy units. We refer to this fee as the "transactional sales fee." The transaction sales fee has both an initial and a deferred component and is 4.45% of the Public Offering Price based on a $10 unit. This percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies. The transactional sales fee does not include the

C&D Fee which is described under "Expenses of the Trust" in Part B of the prospectus and in "Fees and Expenses" in Part A of the prospectus.


   INITIAL SALES FEE. Based on a $10 unit, the initial sales fee is initially 1% of the Public Offering Price. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge (4.95% of the Public Offering Price) and the sum of the maximum remaining deferred sales fees and the C&D Fee (initially $0.395 per unit). The dollar amount and percentage amount of the initial sales fee will vary over time.

   DEFERRED SALES FEE. To keep your money working longer, we defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.345 per unit).

   REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee and the C&D Fee are a fixed dollar amount per unit, your trust must charge the deferred sales fee and the C&D Fee per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, we will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units.

   LARGE PURCHASES. You can reduce your maximum sales fee by increasing the size of your investment.

   INVESTORS WHO MAKE LARGE PURCHASES ARE ENTITLED TO THE FOLLOWING SALES CHARGE
REDUCTIONS:


                                                                  SALES CHARGE
                                                                   REDUCTIONS
                                                                 (AS A % OF THE
                                                                     PUBLIC
   PURCHASE AMOUNT(1)                                            OFFERING PRICE)
   ------------------                                            ---------------
   Less than $50,000                                                      0%
   $50,000 - $99,999                                                   0.25
   $100,000 - $249,999                                                 0.50
   $250,000 - $499,999                                                 1.00
   $500,000 - $999,999                                                 2.00
   $1,000,000 or more                                                  2.90


(1) Sales charge reductions are computed both on a dollar basis and on the basis of the number of units purchased, at any point of purchase, using the equivalent of 5,000 units to $50,000, 10,000 units to $100,000 etc., and will be applied on that basis which is more favorable to you.

   You may AGGREGATE unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

   -  purchases by your spouse or minor children and

   -  purchases by your trust estate or fiduciary accounts.

   You may also use a LETTER OF INTENT to combine purchases over time to qualify for a purchase level. Under this option, you must give us a letter of intent to purchase a specified amount of units of any Claymore unit trust over a specified time period. The letter must specify a time period of no more than 13 months. Once you sign a letter of intent, we will reduce your fee based on your total purchase commitment as shown in the table above. If your purchases exceed the level specified in your letter, you will still receive the additional fee reduction for your purchases shown in the table above (we will not cap your discount). If your total purchases are less than the level specified in your letter, you must pay the fee difference to us. We reserve the right to redeem your units if you do not pay the difference.

   The discounts described above apply only during the initial offering period.

   ADVISORY AND FEE ACCOUNTS. We eliminate your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "FEE ACCOUNT").


   This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP number to facilitate purchases under this discount, however, we do not require that you buy units with this CUSIP number to qualify for the discount. If you purchase units with this special CUSIP number, you should be aware that all distributions will automatically reinvest into additional units of your trust. We reserve the right to limit or deny purchases of units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to your trust. We, as sponsor, will receive and you will pay the C&D Fee. See "Expenses of the Trust" in Part B of the Prospectus.

   EXCHANGE OR ROLLOVER OPTION. If you are buying units of the trust in the primary market with redemption or termination proceeds from any other Claymore unit trust, you may purchase units at 99% of the maximum Public Offering Price, which may include an upfront sales charge and a deferred sales charge. You may also buy units with this reduced sales fee if you are purchasing units in the primary market with (1) the termination proceeds from a non-Claymore unit trust with a similar investment strategy or (2) the redemption proceeds from a non-Claymore trust if such trust has a similar investment strategy and the corresponding Claymore trust provides a periodic update of that investment strategy. Such purchases entitled to this sales charge reduction may be classified as "ROLLOVER PURCHASES."

   Rollover Purchases are also subject to the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus.


   EMPLOYEES. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Claymore and its affiliates, or by registered representatives of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market.

   DIVIDEND REINVESTMENT PLAN. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

   See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for more information regarding buying units.

   HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid for a given transaction is as follows:

                                            CONCESSION PER UNIT:
        PURCHASE AMOUNT/                      (AS A % OF PUBLIC
        FORM OF PURCHASE:                     OFFERING PRICE):
        -----------------                     ----------------
   Less than $50,000                                     3.60%
   $50,000 - $99,999                                     3.35
   $100,000 - $249,999                                   3.10
   $250,000 - $499,999                                   2.60
   $500,000 - $999,999                                   1.60
   $1,000,000 or more                                    1.00
   Rollover Purchases                                    2.60
   Fee Account and Employee Purchases                    0.00

   We apply these amounts as a percent of the unit price per transaction at the time of the transaction. We also apply the different distribution levels on a unit basis using a $10 unit equivalent. For example, if a firm executes a transaction between 10,000 and 24,999 units, it earns 3.10% of the unit price.

   We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.


   We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost $112 on the initial deposit of stocks into the trust.


   See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for additional information.

                             HOW TO SELL YOUR UNITS

   You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.claymoresecurities.com or through your financial professional. We often refer to the sale price of units as the "BID PRICE." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

   Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

   SELLING UNITS. We intend to, but are not obligated to, maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

   REDEEMING UNITS. You may also be able to redeem your units directly with the trustee, The Bank of New York, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see "Purchase, Redemption and Pricing of Units - Redemption" in the Part B of the prospectus.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

   If you redeem your units, the trustee will generally send you a payment for your units no later than three business days after it receives all necessary documentation.

   You can generally request an in-kind distribution of the stocks underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units. This option is generally available only for stocks traded and held in the United States. You may not request this option in the last five business days of your trust's life. We may modify or discontinue this option at any time without notice.

   EXCHANGE OPTION. You may be able to exchange your units for units of other Claymore unit trusts at a reduced sales fee. You can contact your financial professional or Claymore for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you must purchase units in a subsequent trust on the same day that you redeem units of your current trust. We may discontinue this option at any time.

   For more complete information regarding selling or redeeming your units, see "Purchase, Redemption and Pricing of Units" in Part B of the prospectus.

                                  DISTRIBUTIONS

   DIVIDENDS. Your trust generally pays dividends from its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

   -  reinvest distributions in additional units of your trust at no fee, or

   -  receive distributions in cash.

   You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value on the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

   In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

   REINVEST IN YOUR TRUST. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee.

   REPORTS. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of stock evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

   See "Administration of the Trust" in Part B of the prospectus for additional information.

                                INVESTMENT RISKS


   ALL INVESTMENTS INVOLVE RISK. This section describes the main risks that can impact the value of the stocks in your trust. You should understand these risks before you invest. Recently, equity markets have experienced significant volatility. If the value of the stocks falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

   MARKET RISK. Market risk is the risk that the value of the stocks will fluctuate. This could cause the value of your units to fall below your purchase price. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the stock's issuer or even perceptions of the issuer. Even though we carefully supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a stock solely because the market value falls as is possible in a managed fund.

   LITIGATION AND LEGISLATION RISK. The trust is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the trust. In addition, litigation regarding any of the issuers of the securities such as that concerning Altria Group, Incorporated, or of the industries represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. We cannot predict what impact any pending or threatened litigation or any bankruptcy concerns will have on the share prices of the securities.


   See "Risk Factors" in Part B of the prospectus for additional information.

                               HOW THE TRUST WORKS

   YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created the trust under a trust agreement between Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee). To create your trust, we deposited contracts to purchase stocks with the trustee along with an irrevocable letter of credit or other consideration to pay for the stocks. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

   CHANGING YOUR PORTFOLIO. The trust employs an indexing strategy and will attempt to track the performance of a specific market index. There can be no assurance that the trust will be able to track the performance of the index because it may be impracticable for the trust to duplicate or maintain precisely the relative weightings of the common stocks which comprise the related stock index or to purchase all of such stocks. Additionally, an investment in units of the trust includes payment of sales charges, fees and expenses which are not considered in the total return of the related stock index.

   We will increase the size of your trust as we sell units. When your trust buys stocks, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in stock prices between the time we create units and the time your trust buys the stocks. When your trust buys or sells stocks, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We may consider whether a firm sells units of our trusts when we select firms to handle these transactions.

   TERMINATION OF YOUR TRUST. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than 20% of the value of the stocks in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

   The trustee will notify you of any termination and sell any remaining stocks. The trustee will send your final distribution to you within a reasonable time following liquidation of all the stocks after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units. You may be able to request an in-kind distribution of the stocks underlying your units at termination. Please refer to the section entitled "How to Sell Your Units - Redeeming Units" for information on in-kind distributions.

   See "Administration of the Trust" in Part B of the prospectus for additional information.

                               GENERAL INFORMATION

   CLAYMORE. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. During our history we have been active in public and corporate finance and have distributed bonds, mutual funds and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the National Association of Securities Dealers, Inc. If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our headquarters at 210 North Hale Road, Wheaton, Illinois 60187 or by using the contacts listed on the back cover of this prospectus. Claymore personnel may from time to time maintain a position in certain stocks held by the trust.

   Claymore and your trust have adopted a code of ethics requiring Claymore's employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

   See "Administration of the Trust" in Part B of the prospectus for additional information.

   THE TRUSTEE. The Bank of New York is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 101 Barclay Street, 20th Fl., New York, New York 10286. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying Claymore and investors.

   See "Administration of the Trust" in Part B of the prospectus for additional information.

                                    EXPENSES

   Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

   Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor and evaluator for providing portfolio supervisory services and for evaluating your portfolio. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Claymore unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

   Your trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" of $0.05 per unit from the assets of the trust as of the close of the initial public offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

   Your trust will also pay its general operating expenses, including any licensing fees. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Claymore, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee may sell securities to pay trust expenses.

   See "Expenses of the Trust" in Part B of the prospectus for additional information.

                                 TRUST PORTFOLIO


CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 174
THE TRUST PORTFOLIO AS OF THE INCEPTION DATE, APRIL 7, 2004



                                                                                             PERCENTAGE    PRICE
TICKER                   COMPANY                                                   INITIAL       OF         PER          COST TO
SYMBOL                   NAME(1)                  SECTOR                           SHARES     PORTFOLIO    SHARE     PORTFOLIO(2)(3)
------------------------------------------------------------------------------------------------------------------------------------
MMM      3M Company                               Industrials                           20        1.098%  $  82.83   $         1,657
AES      AES Corporation                          Utilities                             16        0.093       8.80               141
AA       Alcoa Incorporated                       Materials                             22        0.535      36.50               803
ATI      Allegheny Technologies Incorporated      Materials                              2        0.017      12.55                25
ALL      Allstate Corporation                     Financials                            18        0.556      46.16               831
MO       Altria Group, Incorporated               Consumer Staples                      52        1.925      55.57             2,890
AEP      American Electric Power                  Utilities                             10        0.223      32.77               328
AXP      American Express                         Financials                            33        1.156      52.40             1,729
AIG      American Int'l. Group                    Financials                            66        3.322      75.82             5,004
AMGN     Amgen                                    Health Care                           33        1.317      58.84             1,942
BUD      Anheuser-Busch                           Consumer Staples                      21        0.712      51.03             1,072
T        AT&T Corporation                         Telecommunication Services            21        0.267      19.73               414
AVP      Avon Products                            Consumer Staples                       6        0.307      78.15               469
BHI      Baker Hughes                             Energy                                 9        0.205      35.19               317
BAC      Bank of America Corporation              Financials                            52        2.819      82.00             4,264
ONE      Bank One Corporation                     Financials                            29        1.045      54.36             1,576
BAX      Baxter International Incorporated        Health Care                           16        0.326      31.50               504
BDK      Black & Decker Corporation               Consumer Discretionary                 2        0.077      59.38               119
BA       Boeing Company                           Industrials                           21        0.604      42.36               890
BCC      Boise Cascade                            Consumer Discretionary                 2        0.052      35.55                71
BMY      Bristol-Myers Squibb                     Health Care                           50        0.810      24.34             1,217
BNI      Burlington Northern Santa Fe Company     Industrials                            9        0.203      32.30               291
CPB      Campbell Soup                            Consumer Staples                      10        0.189      27.36               274
CI       CIGNA Corporation                        Health Care                            3        0.147      67.37               202
CSCO     Cisco Systems                            Information Technology               177        2.880      24.63             4,360

                                                                                             PERCENTAGE    PRICE
TICKER                   COMPANY                                                   INITIAL       OF         PER          COST TO
SYMBOL                   NAME(1)                  SECTOR                           SHARES     PORTFOLIO    SHARE     PORTFOLIO(2)(3)
------------------------------------------------------------------------------------------------------------------------------------
C        Citigroup Incorporated                   Financials                           132        4.573%  $  52.24   $         6,896
CCU      Clear Channel Communications             Consumer Discretionary                16        0.457      43.43               695
KO       Coca Cola Company                        Consumer Staples                      63        2.134      50.87             3,205
CL       Colgate-Palmolive                        Consumer Staples                      14        0.508      54.98               770
CSC      Computer Sciences Corporation            Information Technology                 5        0.136      42.85               214
DAL      Delta Air Lines                          Industrials                            3        0.018       8.41                25
DOW      Dow Chemical                             Materials                             24        0.661      41.40               994
DD       Du Pont (E.I.)                           Materials                             25        0.747      44.16             1,104
EK       Eastman Kodak                            Consumer Discretionary                 7        0.124      25.55               179
EP       El Paso Corporation                      Utilities                             17        0.078       7.13               121
EMC      EMC Corporation                          Information Technology                63        0.543      12.96               816
ETR      Entergy Corporation                      Utilities                              6        0.233      59.55               357
EXC      Exelon Corporation                       Utilities                              8        0.389      69.32               555
XOM      Exxon Mobil Corporation                  Energy                               168        4.710      42.19             7,088
FDX      FedEx Corporation                        Industrials                            8        0.389      75.74               606
F        Ford Motor                               Consumer Discretionary                46        0.429      14.00               644
GD       General Dynamics                         Industrials                            5        0.308      93.17               466
GE       General Electric                         Industrials                          259        5.428      31.52             8,164
GM       General Motors                           Consumer Discretionary                14        0.449      47.76               669
G        Gillette Company                         Consumer Staples                      26        0.669      39.13             1,017
GS       Goldman Sachs Group                      Financials                            13        0.878     105.58             1,373
HAL      Halliburton Company                      Energy                                11        0.225      29.41               324
HET      Harrah's Entertainment                   Consumer Discretionary                 3        0.107      57.27               172
HIG      Hartford Financial Service Group         Financials                             7        0.328      66.35               464
HCA      HCA Incorporated                         Health Care                           13        0.354      42.54               553
HNZ      Heinz (H.J.)                             Consumer Staples                       9        0.224      37.25               335
HPQ      Hewlett-Packard                          Information Technology                78        1.207      23.35             1,821
HD       Home Depot                               Consumer Discretionary                58        1.430      36.94             2,143
HON      Honeywell International Incorporated     Industrials                           22        0.504      35.04               771

                                                                                             PERCENTAGE    PRICE
TICKER                   COMPANY                                                   INITIAL       OF         PER          COST TO
SYMBOL                   NAME(1)                  SECTOR                           SHARES     PORTFOLIO    SHARE     PORTFOLIO(2)(3)
------------------------------------------------------------------------------------------------------------------------------------
INTC     Intel Corporation                        Information Technology               167        3.121%  $  28.28   $         4,723
IBM      International Business Machines          Information Technology                44        2.743      93.70             4,123
IP       International Paper                      Materials                             12        0.351      42.83               514
JPM      J.P. Morgan Chase & Company              Financials                            53        1.465      41.50             2,200
JNJ      Johnson & Johnson                        Health Care                           76        2.603      51.48             3,912
LEH      Lehman Brothers                          Financials                             7        0.393      81.77               572
LTD      Limited Brands, Incorporated             Consumer Discretionary                12        0.162      21.14               254
LU       Lucent Technologies                      Information Technology               110        0.320       4.32               475
MAY      May Department Stores                    Consumer Discretionary                 7        0.165      34.64               242
MCD      McDonald's Corporation                   Consumer Discretionary                32        0.626      29.01               928
MEDI     MedImmune Incorporated                   Health Care                            6        0.105      24.70               148
MDT      Medtronic Incorporated                   Health Care                           31        0.987      48.49             1,503
MRK      Merck & Company                          Health Care                           57        1.718      45.15             2,574
MER      Merrill Lynch                            Financials                            25        0.994      59.70             1,493
MSFT     Microsoft Corporation                    Information Technology               277        4.775      25.81             7,149
MWD      Morgan Stanley                           Financials                            28        1.067      56.95             1,595
NSM      National Semiconductor                   Information Technology                 5        0.144      47.10               236
NXTL     Nextel Communications                    Telecommunication Services            27        0.459      25.30               683
NSC      Norfolk Southern Corporation             Industrials                           10        0.150      22.36               224
ORCL     Oracle Corporation                       Information Technology               135        1.125      12.46             1,682
PEP      PepsiCo Incorporated                     Consumer Staples                      43        1.578      54.71             2,353
PFE      Pfizer, Incorporated                     Health Care                          197        4.704      35.80             7,053
PG       Procter & Gamble                         Consumer Staples                      33        2.350     107.00             3,531
RSH      RadioShack Corporation                   Consumer Discretionary                 4        0.094      32.33               129
RTN      Raytheon Company                         Industrials                           11        0.226      31.96               352
ROK      Rockwell Automation, Incorporated        Industrials                            5        0.114      35.95               180
SLE      Sara Lee Corporation                     Consumer Staples                      21        0.300      22.00               462
SBC      SBC Communications Incorporated          Telecommunication Services            85        1.410      25.05             2,129

                                                                                             PERCENTAGE    PRICE
TICKER                   COMPANY                                                   INITIAL       OF         PER          COST TO
SYMBOL                   NAME(1)                  SECTOR                           SHARES     PORTFOLIO    SHARE     PORTFOLIO(2)(3)
------------------------------------------------------------------------------------------------------------------------------------
SLB      Schlumberger Ltd.                        Energy                                15        0.623%  $  61.31   $           920
S        Sears, Roebuck & Company                 Consumer Discretionary                 6        0.165      43.49               261
SO       Southern Company                         Utilities                             19        0.381      30.25               575
TXN      Texas Instruments                        Information Technology                47        0.903      29.16             1,371
TWX      Time Warner Incorporated                 Consumer Discretionary               116        1.344      17.40             2,018
TOY      Toys R Us, Incorporated                  Consumer Discretionary                 5        0.062      17.32                87
TYC      Tyco International                       Industrials                           52        1.001      29.18             1,517
USB      U.S. Bancorp                             Financials                            50        0.889      26.91             1,346
UIS      Unisys Corporation                       Information Technology                 9        0.083      14.61               131
UTX      United Technologies                      Industrials                           13        0.775      89.75             1,167
VZ       Verizon Communications                   Telecommunication Services            71        1.762      37.62             2,671
VIA.B    Viacom Incorporated                      Consumer Discretionary                44        1.199      40.50             1,782
WMT      Wal-Mart Stores                          Consumer Staples                     111        4.346      59.02             6,551
DIS      Walt Disney Company                      Consumer Discretionary                52        0.911      26.59             1,383
WFC      Wells Fargo                              Financials                            43        1.642      57.18             2,459
WY       Weyerhaeuser Corporation                 Materials                              6        0.247      66.06               396
WMB      Williams Companies                       Utilities                             13        0.089      10.06               131
XRX      Xerox Corporation                        Information Technology                21        0.204      14.84               312
                                                                                                                     ---------------
                                                                                                                     $       150,428
                                                                                                                     ===============



(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on April 6, 2004. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the evaluator was made using the market value per share as of the Evaluation Time on April 6, 2004. For securities quoted on a national or foreign securities exchange or Nasdaq National Market System, securities are generally valued at the closing sales price.

(3)  There was a $112 loss to the sponsor on the Inception Date.

                         REPORT OF INDEPENDENT AUDITORS

UNITHOLDERS

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 174

We have audited the accompanying statement of financial condition, including the trust portfolio set forth on pages 18 through 21 of this prospectus, of Claymore Securities Defined Portfolios, Series 174, as of April 7, 2004, the initial date of deposit. This statement of financial condition is the responsibility of the trust's sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. Our procedures included confirmation with The Bank of New York, trustee, of cash deposited for the purchases of securities, as shown in the statement of financial condition as of April 7, 2004. An audit also includes assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

   In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Claymore Securities Defined Portfolios, Series 174 as of April 7, 2004, in conformity with accounting principles generally accepted in the United States of America.



                                                              Grant Thornton LLP


Chicago, Illinois

April 7, 2004

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 174


STATEMENT OF FINANCIAL CONDITION

AS OF THE INCEPTION DATE, APRIL 7, 2004



        INVESTMENT IN STOCKS
        Sponsor's contracts to purchase underlying stocks backed by cash
         deposited(1)(2)                                                             $  150,428
                                                                                     ----------
                                                                                     $  150,428
                                                                                     ==========

        LIABILITIES AND INTEREST OF INVESTORS
        Liabilities:
           Organization costs(3)                                                     $      760
           Deferred sales fee(4)                                                          5,242
                                                                                     ----------
                                                                                          6,002
        Interest of investors:
           Cost to investors(5)                                                         151,950
           Less: gross underwriting commission and organization costs(3)(4)(5)(6)         7,524
                                                                                     ----------
           Net interest of investors                                                    144,426
                                                                                     ----------
              Total                                                                  $  150,428
                                                                                     ==========
        Number of units                                                                  15,195
                                                                                     ==========
        Net Asset Value per Unit                                                     $    9.505
                                                                                     ==========


----------
(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the trustee.


(2) Cash and/or a letter of credit has been deposited with The Bank of New York, trustee, covering the funds (aggregating $150,540) necessary for the purchase of the securities in the trust represented by purchase contracts.

(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $5.00 per 100 units for the trust. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be deducted from the assets of the trust.

(4) The total transactional sales fee consists of an initial sales fee and a deferred sales fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the C&D Fee. On the Inception Date, the total transactional sales fee is 4.45% (equivalent to 4.657% of the net amount invested). The deferred sales fee is equal to $0.345 per unit.


(5) The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchases.

(6) The trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period.

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

                     CLAYMORE SECURITIES DEFINED PORTFOLIOS
                       CLAYMORE INDEX PORTFOLIO PROSPECTUS

                      PROSPECTUS PART B DATED APRIL 7, 2004


THE PROSPECTUS FOR A CLAYMORE SECURITIES DEFINED PORTFOLIO (A "TRUST") IS DIVIDED INTO TWO PARTS. PART A OF THE PROSPECTUS RELATES EXCLUSIVELY TO A PARTICULAR TRUST OR TRUSTS AND PROVIDES SPECIFIC INFORMATION REGARDING EACH TRUST'S PORTFOLIO, STRATEGIES, INVESTMENT OBJECTIVES, EXPENSES, FINANCIAL HIGHLIGHTS, INCOME AND CAPITAL DISTRIBUTIONS, HYPOTHETICAL PERFORMANCE INFORMATION, RISK FACTORS AND OPTIONAL FEATURES. PART B OF THE PROSPECTUS PROVIDES MORE GENERAL INFORMATION REGARDING THE CLAYMORE SECURITIES DEFINED PORTFOLIOS. YOU SHOULD READ BOTH PARTS OF THE PROSPECTUS AND RETAIN THEM FOR FUTURE REFERENCE. EXCEPT AS PROVIDED IN PART A OF THE PROSPECTUS, THE INFORMATION CONTAINED IN THIS PART B WILL APPLY TO EACH TRUST.

                                    CONTENTS


          General Information                                        2
          Investment Policies                                        2
          Risk Factors                                               4
          Administration of the Trust                                7
          Expenses of the Trust                                     12
          Portfolio Transactions and Brokerage Allocation           13
          Purchase, Redemption and Pricing of Units                 13
          Taxes                                                     17
          S&P 100(R) Index Licensing Agreement                      19
          Experts                                                   19
          Performance Information                                   19

GENERAL INFORMATION

     Each trust is one of a series of separate unit investment trusts created under the name Claymore Securities Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee).

     Each trust employs an indexing strategy and attempt to track the performance of a specific market index. There can be no assurance that a trust will be able to track the performance of an index because it may be impracticable for the trust to duplicate or maintain precisely the relative weightings of the common stocks which comprise the related stock index or to purchase all of such stocks. Additionally, an investment in units of the trusts includes payment of sales charges, fees and expenses which are not considered in the total return of the related stock index.

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. Additional units of each trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

     Each unit initially offered represents an undivided interest in the trust. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in a trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in such trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

     A trust consists of (a) the securities listed under "Trust Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT POLICIES

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio. The trust intends to qualify as a "regulated investment company" under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income tax. (See "Taxes.")

     On the inception date of your trust, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trusts. This initial deposit into each trust consisted of shares of each of the stocks which comprise the related stock index. During an initial adjustment period, the sponsor will continue to deposit securities in a trust (contracts for the purchase thereof), or cash (or a letter of credit) with instructions to purchase such securities, until at the end of such period when the trust contains substantially all of the stocks in the related stock index, in substantially the same weightings as in such index (the "INITIAL ADJUSTMENT PERIOD"). The sponsor estimates that the Initial Adjustment Period will last no longer than 30 days following the inception date of the trust and could last as little as one day. During the Initial Adjustment Period, the sponsor intends to create and maintain a trust portfolio that generally corresponds to the index. In connection with any deposit of securities, purchase and sale transactions will generally be effected in accordance with a computer optimization program.

     Precise duplication of the relationship among the securities in the related stock index may not be achieved because it may be economically impracticable or impossible to acquire very small numbers of shares of certain stocks and because of other procedural policies of the trusts, but correlation between the related stock index and each trust portfolio is expected to be between .97 and .99 over the life of the trusts. Correlation is a measure of the extent to which the price of a trust fluctuates with the price of the index. If a portfolio held all the securities in the index with exactly the same weightings as the index at all times, the correlation would be 1.00. Since a trust's holdings and weightings will differ for a variety of reasons, the correlation will be less than 1.00. Although correlation is indirectly related to performance, it is not a measure of the extent to which the performance of a trust will match the performance of the index.

     By investing in those securities determined by the optimization model in substantially the same proportions which comprise the related stock index, each trust seeks to produce investment results that generally correspond to the price and yield performance of the equity securities represented by such index over the terms of such trust. Due to various factors that include, among others: (1) price movements of the various securities will not duplicate one another, (2) the sponsor's current intention to purchase shares of the securities in round lot quantities only, (3) reinvestment of excess proceeds not needed to meet redemptions of units may not be sufficient to acquire equal round lots of all of the securities in a trust and (4) reinvestment of proceeds received from securities which are no longer components of the related stock index might not result in the purchase of an equal number of shares in any replacement security, there can be no assurance that this goal will be satisfied. An investment in units of a trust should be made with an understanding that each trust includes payments of sales charges, fees and expenses which may not be considered in public statements of the total return of the related stock index.

     As a general rule, purchases and sales that will be made with respect to a trust's portfolio will be those that seek to maintain, to the extent feasible, a portfolio which reflects the current components of the stock index, taking into consideration redemptions, sales of additional units, cash flows, expenses and the other factors referred to elsewhere in this prospectus. Such purchases and sales will generally be made in accordance with the computer program utilized to maintain the related portfolio, the trust agreement and procedures to be specified by the sponsor. The sponsor or its designated agent may direct the trustee to dispose of securities and either to acquire other securities through the use of the proceeds of such disposition in order to make changes in a portfolio, or to distribute the proceeds of such disposition to unitholders (i) as necessary to reflect any additions to or deletions from the stock index, (ii) as may be necessary to establish a closer correlation between the trust portfolio and the stock index, (iii) as may be required for purposes of distributing to unitholders, when required, their pro rata share of any net realized capital gains or income, or (iv) as the sponsor may otherwise determine. In the event the trustee receives any securities or other properties relating to the securities (other than normal dividends) acquired in exchange for securities such as those acquired in connection with a reorganization, recapitalization, merger or other transaction, the trustee is directed to sell such securities or other property. However, if the securities received are components of the applicable index, the sponsor may advise the trustee to keep such securities. Any proceeds received in an exchange shall, as the sponsor or its designee may direct, be reinvested into any securities included in the applicable index, or distributed to unitholders. In addition, the sponsor will instruct the trustee to dispose of certain securities and to take such further action as may be needed from time to time to ensure that the trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any excise or income tax on the trust as a regulated investment company. All purchases and sales are made by the trustee at the direction of the sponsor or its designated agent. The trustee has no responsibility for the composition of the trust portfolio or for loss resulting from any transaction directed by the sponsor or its agent. When directed by the sponsor, the trustee, or an affiliate, will enter into foreign exchange transactions with the trust and may benefit from such transactions in the ordinary course of its foreign exchange business.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are generally credited to the Capital Account for distribution to unitholders, to meet redemptions or for reinvestment into additional securities in accordance with the optimization program. The trustee may also sell securities, designated by the sponsor or its designated agent, from a trust for the purpose of redeeming units of the trust tendered for redemption and the payment of expenses. The sponsor may consider sales of units of unit investment trusts which it sponsors in making recommendations to the trustee as to the selection of broker/dealers to execute a trust's portfolio transactions.

     Each trust portfolio will consist of as many of the components of the related stock index as is feasible in order to seek to achieve the respective trust's goal of attempting to provide investment results that duplicate substantially the total return of the index. Following the Initial Adjustment Period, each trust is expected to be invested in no less than 95% of the stocks comprising the related index. Although it may be impracticable for a trust to own certain of such stocks at any time, the sponsor expects to maintain a correlation between each trust portfolio and that of the related index of between .97 and .99. Adjustments to a trust portfolio will generally be made on an ongoing basis in accordance with a computer optimization program which uses a number of factors, including cash flows, risk, historical correlation between the underlying stocks in the applicable index and the index itself and transaction costs in an attempt to produce the optimal correlation with the applicable index. The trust may invest in new securities in several circumstances, that include, in connection with the creation of additional units, as companies are dropped from or added to such index, and as securities are sold to meet redemptions or to pay for sales charges and expenses. These adjustments will be made as practicable generally in accordance with computer program output showing which of the securities are under- or over-represented in a trust portfolio. Adjustments may also be made from time to time to maintain the appropriate correlation between a trust and the related index. The proceeds from any sale may be distributed or invested in those securities which the computer program indicates are under-represented based upon the computer optimization program.

     Due to changes in the composition of the applicable index, adjustments to a trust portfolio may be made from time to time. It is anticipated that most of such changes in the applicable indices will occur as a result of merger or acquisition activity. In such cases, a trust, as a shareholder of an issuer which is the object of such merger or acquisition activity, will presumably receive various offers from potential acquirers of the issuer. The trustee is not permitted to accept any such offers until such time as the issuer has been removed from the related index. Since, in most cases, an issuer is removed from an index only after the consummation of a merger or acquisition, it is anticipated that the trusts will generally acquire, in exchange for the stock of the deleted issuer, the consideration that is being offered to shareholders of that issuer who have not tendered their shares prior to that time. Any cash received as consideration in such transactions will generally be reinvested in the securities as determined by the computer program output. Any securities received as consideration which are not included in the related index will generally be sold as soon as practicable and will also generally be reinvested in accordance with the computer optimization program.

     The sponsor does not anticipate purchasing or selling stock in quantities which are not economically practicable. In addition, certain securities may not be available in the quantities specified by the computer program. For these reasons, among others, precise duplication of the proportionate relationships in the related index may not be possible.

RISK FACTORS

     STOCKS. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

     Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

     The sponsor's buying and selling of the securities, especially during the initial offering of units of the trust or to satisfy redemptions of units may impact upon the value of the underlying securities and the units. The publication of the list of the securities selected for the trust may also cause increased buying activity in certain of the stocks comprising the portfolio. After such announcement, investment advisory and brokerage clients of the sponsor and its affiliates may purchase individual securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the sponsor or its affiliates which are based on the performance of the securities on the list. The sponsor or its affiliates may also purchase securities as a hedge against its risk on the warrants (although generally the sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the securities by the trust may cause the trust to purchase stocks at a higher price than those buyers who effect purchases by the trust.

     FIXED PORTFOLIO. Investors should be aware that the trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the trust may also be owned by other clients of the sponsor. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by the trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by the trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the trust. The prices of single shares of each of the securities in the trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

     INDEX REPLICATION. An investment in the trust should also be made with an understanding that the trust will not be able to replicate exactly the performance of its target index because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities and other trust expenses, whereas such transaction costs and expenses are not included in the calculation of an index. It is also possible that for short periods of time, the trust may not fully replicate the performance of its target index due to the temporary unavailability of certain index securities in the secondary market or due to other extraordinary circumstances. Such events are unlikely to continue for an extended period of time because the trustee is required to correct such imbalances by means of adjusting the composition of the securities. It is also possible that the composition of the trust may not exactly replicate the composition of its target index if the trust has to adjust its portfolio holdings in order to continue to qualify as a "regulated investment company" under the federal tax laws.

     LIQUIDITY. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

     ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

     Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the trusts' failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more stocks, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to 20 business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

     LITIGATION AND LEGISLATION. At any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

     TOBACCO INDUSTRY. Certain of the issuers of securities in the trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

     In November 1998, certain companies in the U.S. tobacco industry entered into a negotiated settlement with several states which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. Future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such securities and the value of units of a trust containing such securities.

ADMINISTRATION OF THE TRUST

     DISTRIBUTIONS TO UNITHOLDERS. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account unless such amounts are reinvested into additional securities. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested. A unitholder's pro rata portion of the Capital Account, less expenses, will be distributed as part of the final liquidation distribution. In addition, because the trusts have elected to be taxed as "regulated investment companies," the trustee may make such distributions to unitholders as may be necessary or desirable to maintain the status of the trusts as regulated investment companies or to avoid the imposition of any excise or income tax on a trust.

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     DISTRIBUTION REINVESTMENT. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional units of their trust without a sales fee.

     Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

     Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

     The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its Unit Investment Trust Division office.

     STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.


     The accounts of a trust will not be audited annually unless the sponsor determines that such an audit would be in the best interest of the unitholders of the trust. If an audit is conducted, it will be done at the related trust's expense, by independent public accountants designated by the sponsor. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, generally setting forth for the trust:


(A) As to the Income Account:

        (1) Income received;

        (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

        (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(B) As to the Capital Account:

        (1) The dates of disposition of any securities and the net proceeds received therefrom;


        (2) Deductions for payment of applicable taxes and fees and expenses of the trust; and


        (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

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(C) The following information:

        (1) A list of the securities as of the last business day of such calendar year;

        (2) The number of units outstanding on the last business day of such calendar year;


        (3) The redemption price based on the last evaluation made during such calendar year; and


        (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

     RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     AMENDMENT AND TERMINATION. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; (3) to make such provisions as shall not adversely affect the interests of the unitholders; or (4) to make such arrangements as may be necessary for a trust to continue to qualify as a regulated investment company for federal tax purposes. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. The trustee shall promptly notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 20% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

     Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The trustee will attempt to sell the securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Approximately thirty days prior to termination of certain trusts, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution (a "DISTRIBUTION IN KIND"). A unitholder who owns the minimum number of units shown in Part A of the prospectus may request a Distribution In Kind from the trustee instead of cash. The trustee will make a Distribution In Kind through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's Distribution In Kind to facilitate the distribution of whole shares. The sponsor may terminate the Distribution In Kind option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests a Distribution In Kind.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain trusts at approximately one year after the inception date of such trusts. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     THE TRUSTEE. The trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, 20th Fl., New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.


     THE SPONSOR. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. Claymore Securities, Inc. was created as Ranson & Associates, Inc., in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Claymore Securities, Inc. is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. Claymore Securities, Inc. has been active in public and corporate finance and has sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Claymore Securities, Inc. which is a member of the National Association of Securities Dealers, Inc., is the sponsor to each of the above-named unit investment trusts. The sponsor's offices are located at 210 North Hale Street, Wheaton, Illinois 60187, at 1952 McDowell Road, Suite 340, Naperville, Illinois 60563 and at 620 West Germantown Pike, Suite 440, Plymouth Meeting, Pennsylvania 19462.


     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     THE SUPERVISOR AND THE EVALUATOR. Claymore Securities, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder.

     LIMITATIONS ON LIABILITY. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

EXPENSES OF THE TRUST


     The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the Trust (the "SPONSOR'S SUPERVISORY FEE"). In providing such supervisory services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. If so provided in Part A of the prospectus, the sponsor may also receive an annual fee for providing bookkeeping and administrative services for a trust (the "BOOKKEEPING AND ADMINISTRATIVE FEE"). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the "EVALUATOR'S FEE"). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.

     The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee's fee, which is calculated monthly, is based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Sponsor's Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator's Fee are calculated monthly and are based on the largest number of units outstanding at any time during the period for which such compensation is being computed. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds. In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Claymore is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year.


     The trust will also will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     The following additional charges are or may be incurred by the trust: (a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders;

(e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from gross negligence, bad faith or willful misconduct on its part; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the trust agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust.

     The trust shall also bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units. In addition, in selecting among firms to handle a particular transaction, the sponsor may take into account whether the firm has sold or is selling products which it sponsors.

PURCHASE, REDEMPTION AND PRICING OF UNITS

     PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D FEE"). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&D Fee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust ("ORGANIZATION COSTS"). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the discretion of the sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

     The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or The Nasdaq National Market or by taking into account the same factors referred to under "Computation of Redemption Price."

     PUBLIC DISTRIBUTION OF UNITS. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

     The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

     Certain commercial banks may be making units of a trust available to their customers on an agency basis. Furthermore, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This new legislation grants banks new authority to conduct certain authorized activity, such as sales of Units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions. The sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the sponsor. At various times the sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the sponsor, or participates in sales programs sponsored by the sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the sponsor in its discretion may from time to time pursuant to objective criteria established by the sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a trust. Such payments are made by the sponsor out of its own assets, and not out of the assets of any trust. These programs will not change the price unitholders pay for their units or the amount that a trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the sponsor.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     SPONSOR PROFITS. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

     MARKET FOR UNITS. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the third business day following the day on which a tender for redemption is received (the "REDEMPTION DATE") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request a Distribution In Kind from the trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (1) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered and (2) the unitholder has elected to redeem at least thirty days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     COMPUTATION OF REDEMPTION PRICE. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined generally on the basis of (i) the cash on hand in the trust or moneys in the process of being collected and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: if the securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or Nasdaq which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the evaluator deems appropriate: (i) on the basis of the current bid price (offer prices for primary market purchases) for comparable securities (unless the evaluator deems such price inappropriate as a basis for evaluation), (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal or (iii) by any combination of the above. If the trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security shall be converted to U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the evaluator deems such prices inappropriate as a basis for valuation).

     RETIREMENT PLANS. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to $250. Fees and charges with respect to such plans may vary.

     OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form either at Depository Trust Company ("DTC") through an investor's brokers' account or through registration of the units on the books of the trustee. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book entry form through DTC or the trustee. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants if the units are evidenced at DTC, or otherwise will be evidenced and accomplished by book entries made by the trustee. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Unitholders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.

     Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

TAXES

     This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.


     In the opinion of Chapman and Cutler LLP, counsel for the trust, under existing law:


     TRUST STATUS. The trust intends to qualify as a "regulated investment company" under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income tax.


     DISTRIBUTIONS. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates trust distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, under the recently enacted "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "Tax Act"), certain ordinary income distributions received from the trust may be taxed at new tax rates equal to those applicable to net capital gains. Generally, you will treat all capital gains dividends as long-term capital gain regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of distributions from the trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from the trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

     DIVIDENDS RECEIVED DEDUCTION. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from the trust because the dividends received deduction is generally not available for distribution from regulated investment companies. However, certain ordinary income dividends or units that are attributable to dividends received by the trust from certain domestic corporations may be designated by the trust as being eligible for the dividends received deduction.


     IF YOU SELL OR REDEEM UNITS. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.


     TAXATION OF CAPITAL GAINS AND LOSSES AND CERTAIN ORDINARY INCOME DIVIDENDS. Under the Tax Act, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years ending on or after May 6, 2003 and beginning before January 1, 2009. However, special effective date provisions are set forth in the Tax Act. For example, there are special transition rules provided with respect to gain properly taken into account for the portion of the taxable year before May 6, 2003. For periods not covered by the Tax Act, if you are an individual, the maximum marginal federal tax rate for capital gains is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your shares to determine your holding period. However, if you receive a capital gain dividend from a trust and sell your share at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. In addition, the Internal Revenue Code treats certain capital gains as ordinary income in special situations.

     Pursuant to the Tax Act, ordinary income dividends received by an individual shareholder from a regulated investment company such as the trust are generally taxed at the same new rates that apply to net capital gain (as discussed above), but only if certain holding period requirements are satisfied and the dividends are attributable to qualifying dividends received by the trust itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning after December 31, 2002 and beginning before January 1, 2009. The trust will provide notice to its shareholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the new capital gains tax rates.


     IN KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or when your trust terminates. This distribution is subject to taxation and you will recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

     DEDUCTIBILITY OF TRUST EXPENSES. Expenses incurred and deducted by the trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

     FOREIGN INVESTORS. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the trust will be characterized as dividends for federal income tax purposes (other than dividends which the trust designates as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes. However, distributions received by a foreign investor from the trust that are designated by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the trust makes certain elections and certain other conditions are met. Foreign investors should consult their tax advisors with respect to U.S. tax consequences of ownership of units.

S&P 100(R) INDEX LICENSING AGREEMENT

     The trust has entered into a license agreement with Standard & Poor's (the "LICENSE AGREEMENT"), under which the trust is granted licenses to use the trademark and tradename "S&P 100" and other trademarks and tradenames, to the extent the sponsor deems appropriate and desirable under federal and state securities laws to indicate the source of the index as a basis for determining the composition of the trust's portfolio. The License Agreement permits the trust to substitute another index for the S&P 100 Index in the event that Standard & Poor's ceases to compile and publish that index. In addition, if the index ceases to be compiled or made available or the anticipated correlation between the trust and the index is not maintained, the Sponsor may direct that the trust continue to be operated using the S&P 100 Index as it existed on the last date on which it was available or may direct that the tust agreement be terminated.

     Neither the trust nor the unitholders are entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trademarks or to use the S&P 100 Index, except as specifically described in this Prospectus or as may be specified in the trust agreement.

     S&P's only relationship to the sponsor is the licensing of certain trademarks and trade names of S&P and of the S&P 100 Index which is determined, composed and calculated by S&P without regard to the sponsor or the trust. S&P has no obligation to take the needs of the sponsor or the unitholders into consideration in determining, composing or calculating the S&P 100 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the trust or the timing of the issuance or sale of the trust or in the determination or calculation of the equation by which the trust is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the trust.

     S&P does not guarantee the accuracy and/or the completeness of the S&P 100 Index or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein. S&P makes no warranty, express or implied, as to results to be obtained by the Sponsor, the trust, any person or any entity from the use of the S&P 100 Index or any data included therein. S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use, with respect to the S&P 100 Index or any data included therein. Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damage (including lost profits), even if notified of the possibility of such damages.

EXPERTS


     LEGAL MATTERS. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trust and has passed upon the legality of the units.


     INDEPENDENT AUDITORS. The statement of financial condition, including the Trust Portfolio, appearing herein, has been audited by Grant Thornton LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and is included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

PERFORMANCE INFORMATION

     Information contained in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales charges and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

                     CLAYMORE SECURITIES DEFINED PORTFOLIOS
                            CLAYMORE INDEX PORTFOLIO
                                PROSPECTUS-PART B

                                  APRIL 7, 2004


WHERE TO LEARN MORE

You can contact us for free information about this and other investments.

VISIT US ON THE INTERNET
http://www.claymoresecurities.com

BY E-MAIL
invest@claymoresecurities.com

CALL CLAYMORE
(800) 345-7999
Pricing Line (888) 248-4954

CALL THE BANK OF NEW YORK
(800) 701-8178 (investors)
(800) 647-3383 (brokers)

ADDITIONAL INFORMATION

     This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

     E-MAIL:    publicinfo@sec.gov

     WRITE:     Public Reference Section
                Washington, D.C. 20549-0102

     VISIT:     http://www.sec.gov (EDGAR Database)

     CALL: 1-202-942-8090 (only for information on the operation of the Public Reference System)

     When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE WITH RESPECT TO FUTURE TRUSTS AND MAY BE CHANGED. NO ONE MAY SELL UNITS OF A FUTURE TRUST UNTIL A REGISTRATION STATEMENT IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL UNITS AND IS NOT SOLICITING AN OFFER TO BUY UNITS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 (This page has been left blank intentionally.)

                 (This page has been left blank intentionally.)

                 (This page has been left blank intentionally.)

CONTENTS


Investment Summary

A CONCISE DESCRIPTION OF ESSENTIAL INFORMATION ABOUT THE PORTFOLIO
 2   Overview
 2   Investment Objective
 2   Principal Investment Strategy
 2   Security Selection
 3   The S&P 100 Index
 4   Future Trusts
 4   Portfolio Diversification
 4   Principal Risks
 5   Who Should Invest
 5   Essential Information
 5   Fees and Expenses
 6   Example
 6   Estimated Annual Income Distributions
 8   The S&P 100 Index Historical Performance

Understanding Your Investment

DETAILED INFORMATION TO HELP YOU UNDERSTAND YOUR INVESTMENT
 9   How to Buy Units
12   How to Sell Your Units
14   Distributions
14   Investment Risks
15   How the Trust Works
16   General Information
16   Expenses
18   Trust Portfolio
22   Report of Independent Auditors
23   Statement of Financial Condition


FOR THE TABLE OF CONTENTS OF PART B, SEE PART B OF THE PROSPECTUS.

Where to Learn More

YOU CAN CONTACT US FOR FREE INFORMATION ABOUT THIS AND OTHER INVESTMENTS.

VISIT US ON THE INTERNET
http://www.claymoresecurities.com
BY E-MAIL
invest@claymoresecurities.com
CALL CLAYMORE (800) 345-7999
Pricing Line (888) 248-4954
CALL THE BANK OF NEW YORK
(800) 701-8178 (investors)
(800) 647-3383 (brokers)

Additional Information

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

   E-MAIL:  publicinfo@sec.gov
   WRITE:   Public Reference Section, Washington, D.C. 20549-0102
   VISIT:   http://www.sec.gov (EDGAR Database)
   CALL:    1-202-942-8090 (only for information on
            the operation of the Public Reference Section)

REFER TO:

   CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 174
   Securities Act file number: 333-114011

   Investment Company Act file number: 811-03763

When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE WITH RESPECT TO FUTURE TRUSTS AND MAY BE CHANGED. NO ONE MAY SELL UNITS OF A FUTURE TRUST UNTIL A REGISTRATION STATEMENT IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL UNITS AND IS NOT SOLICITING AN OFFER TO BUY UNITS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



[GRAPHIC]


CLAYMORE SECURITIES DEFINED PORTFOLIOS SERIES 174



PROSPECTUS

DATED APRIL 7, 2004


S&P 100 INDEX PORTFOLIO, SERIES 11



[CLAYMORE LOGO]

                       CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

          The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

               INSURER/POLICY NO.                                       AMOUNT
          National Union Fire Insurance
          Company of Pittsburgh,                                      $ 250,000
          Pennsylvania
          959-9000

B. This amendment to the Registration Statement comprises the following papers and documents:

                                The facing sheet

                                 The Prospectus

                                 The signatures

                        Consents of Independent Auditors
                            and Counsel as indicated

                         Exhibits as listed on page S-5

                                   SIGNATURES

     The Registrant, Claymore Securities Defined Portfolios, Series 174 hereby identifies Claymore Securities Defined Portfolios, Series 154, Claymore Securities Defined Portfolios, Series 153, Claymore Securities Defined Portfolios, Series 136, Claymore Securities Defined Portfolios, Series 129, Claymore Securities Defined Portfolios, Series 128, Claymore Securities Defined Portfolios, Series 121, Claymore Securities Defined Portfolios, Series 118, Claymore Securities Defined Portfolios, Series 117, Claymore Securities Defined Portfolios, Series 116, Ranson Unit Investment Trusts, Series 53 and Series 90, Kemper Defined Funds, Series 9, Kemper Defined Funds, Series 45, Kemper Defined Funds Insured National Series 1, Kemper Insured Corporate Trust, Series 1, Kemper Tax-Exempt Insured Income Trust, Multi-State Series 19, and Kemper Government Securities Trust, Series 39 (GNMA Portfolio), Series 40 (GNMA Portfolio) and Series 41 (U.S. Treasury Portfolio) for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 174 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Wheaton and State of Illinois on the 7th day of April, 2004.

                                        CLAYMORE SECURITIES DEFINED
                                          PORTFOLIOS, SERIES 174
                                                   (Registrant)

                                        By CLAYMORE SECURITIES, INC.
                                                   (Depositor)


                                           By     /s/ Nicholas Dalmaso
                                              -------------------------------
                                                Senior Managing Director and
                                                       General Counsel

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

     SIGNATURE*                  TITLE**                                DATE
                                                                   )
                                                                   )
                                                                   )
DAVID HOOTEN*                    Chief Executive Officer and       )    By:  /s/ Nicholas Dalmaso
                                 Chairman of the Board of                    --------------------
                                 Directors                         )         Nicholas Dalmaso
                                                                   )         Attorney-in-Fact*

                                                                             April 7, 2004

                                 Chief Financial Officer,                    April 7, 2004
/S/ CHARLES MILLINGTON           Treasurer and Director
----------------------
    CHARLES MILLINGTON

                                 Senior Managing Director and                April 7, 2004
/S/ NICHOLAS DALMASO             General Counsel
--------------------
    NICHOLAS DALMASO


----------
* An executed copy of the related power of attorney was filed as Exhibit 6.0 to Registration Statement No. 333-98345 on August 22, 2002.

** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.

                         CONSENT OF INDEPENDENT AUDITORS

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                        CONSENT OF CHAPMAN AND CUTLER LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.1 to the Registration Statement.

                     CONSENT OF EMMET, MARVIN & MARTIN, LLP

The consent of Emmet, Marvin & Martin, LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.4 to the Registration Statement.

                                LIST OF EXHIBITS

1.1      Reference Trust Agreement.

1.1.1    Standard Terms and Conditions of Trust (Reference is made to Exhibit
         1.1.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).

2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 171 (File No. 333-112575) filed on February 19, 2004).

3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.

3.4 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

4.1      Consent of Independent Auditors.